
February 28, 2018

Ken Myszkowski
Chief Financial Officer
ARROWHEAD PHARMACEUTICALS, INC.
225 S. Lake Avenue
Suite 1050
Pasadena, CA 91101

> **Re: ARROWHEAD PHARMACEUTICALS, INC.**
> **10-K for the Year Ended September 30, 2017**
> **Filed December 12, 2017**
> **File No. 001-38042**

Dear Mr. Myszkowski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2017

Consolidated Statements of Operations and Comprehensive Loss, page F-5

1. With respect to the line items, salaries and payroll-related costs, stock-based compensation and depreciation and amortization, please tell us why each is not reflected, as applicable, within research and development and general and administrative expenses. Refer us to the authoritative literature supporting your presentation.

Notes to Consolidated Financial Statements
Note 2. Collaboration and License Agreement - Amgen, Inc., page F-12

2. Please address each of the following:

- Provide us a schedule showing a description and amount for each milestone within the $617 million in option payments, and development, regulatory and sales milestone payments. In your description for each amount, indicate what has to be achieved in order for you to receive a payment, and the extent to which achievement is based on your versus Amgen's performance.
- Provide us an analysis with reference to authoritative literature supporting your accounting treatment of the payments in the preceding bullet as disclosed in Note 1 within "revenue recognition."
- Provide us analysis with reference to authoritative literature supporting your accounting for the January 2017 separate services agreement with Amgen as a separate agreement and not as one in-substance arrangement with the September 28, 2016 agreements.
- Justify for us pursuant to ASC 605-25 your policy in Note 1 under "revenue recognition" whereby you indicate that standalone value requires "that a value can be determined."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance